Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology company in China, is filing its unaudited financial results for the first half of FY2024 ended March 31, 2024, prepared in accordance with United States generally accepted accounting principles.

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB92.0 million (US$13.0 million) during the first half year of FY2024, compared to RMB66.1 million for the first half year of FY2023.

Total operating expenses for the first half year of FY2024 were RMB13.4 million (US$1.9 million), down 10% from RMB15.0 million for the same period a year ago. Selling and marketing expenses for the first half year of FY2024 were RMB3.5 million (US$0.5 million), compared to RMB3.9 million a year ago. General and administrative expenses decreased 19% to RMB6.7 million (US$ 1.0 million), down from RMB8.3 million a year ago. Research and development expenses for the first half year of FY2024 were RMB3.2 million (US$0.5 million), up 13% from RMB2.8 million a year ago.

Total operating income for the first half year of FY2024 was RMB4.3 million (US$0.6 million), compared to total operating loss of RMB0.2 million reported a year ago.

The interest expense during the first half year of FY2024 was RMB0.4 million (US$0.1 million), compared to interest income of RMB0.02 million reported a year ago. There was no rental income during the first half year of FY2024.

Net profit attributable to the Company for the first half year of FY2024 was RMB1.4 million (US$0.2 million), compared to the net loss of RMB1.1 million a year ago.

Income per ordinary share for the first half of FY2024 was RMB0.21 (or US$0.03), compared to the loss per share of RMB0.17 during the same period a year ago.

Balance Sheet

As of March 31, 2024, cash and cash equivalents were RMB10.4 million (US$1.5 million), a decrease of RMB13.3million from the cash and cash equivalents of RMB23.7 million as of September 30, 2023.

As of March 31, 2024, there was no current portion of long-term debt. Advances from customers were RMB84.7 million (US$11.9 million), compared to RMB114.8 million as of September 30, 2023.

As of March 31, 2024, total current assets were RMB123.8 million (US$17.5 million) and non-current assets was RMB99.6 million (US$14.0 million).

As of March 31, 2024, total current liabilities were RMB293.7 million (US$41.4 million).

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(In thousands, except share data)

		Six Months Ended March 31,
		2,023	2,024	2,024
		RMB'000	RMB'000	USD'000
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
Revenues		66,093	92,040	12,973
Cost of revenues		(51,303)	(74,335)	(10,477)
Gross profit		14,790	17,705	2,496

Operating expenses:
Selling and marketing		(3,871)	(3,519)	(496)
General and administrative		(8,260)	(6,704)	(945)
Research and development		(2,841)	(3,220)	(454)
Total operating expenses, net		(14,972)	(13,443)	(1,895)

Income (loss) from operations		(182)	4,262	601
Interest income (expense), net		19	(428)	(60)
Rental income	1	5,302	-	-
Other non-operating income, net		237	1,491	210
Income before income taxes from operations		5,376	5,325	751

Income tax expense	2	(155)	(39)	(5)
Net income		5,221	5,286	746
Less: Net income attributable to non-controlling interests		6,288	3,931	554
Net income (loss) attributable to Origin Agritech Ltd.		(1,067)	1,355	192

Other comprehensive income (loss):
Net income		5,221	5,286	746
Foreign currency translation difference		(325)	104	15
Comprehensive income		4,896	5,390	761
Less: Comprehensive loss attributable to non-controlling interests		6,288	3,931	554
Comprehensive income (loss) attributable to Origin		(1,392)	1,459	207

Basic and diluted net loss per share attributable to Origin Agritech Limited	3	(0.17)	0.21	0.03
Shares used in calculating basic and diluted net income (loss) per share		6,214,744	6,321,107	6,321,107

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except share data)
		3/31/2023	9/30/2023	3/31/2024
		RMB'000	RMB'000	RMB'000	US$'000
	Notes	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		14,402	23,708	10,416	1,468
Accounts receivable		2,296	839	4,124	581
Due from related parties	4	16,283	20,382	23,411	3,300
Advances to suppliers	5	23,395	71,617	49,192	6,933
Advances to growers		21	-	-	-
Inventories	6	11,217	13,039	25,697	3,622
Other current assets	7	26,893	12,197	10,998	1,550
Total current assets		94,507	141,782	123,838	17,454

Land use rights, net		1,761	3,258	3,225	455
Plant and equipment, net	8	46,073	21,102	22,616	3,188
Long-term investment	9	1,690	66,648	67,484	9,511
Acquired intangible assets, net		2,597	-	-	-
Lease Asset		1,555	821	627	88
Other assets		-	4,895	5,625	793
Total assets		148,183	238,506	223,415	31,489

Liabilities, minority interests and shareholders’equity
Current liabilities:
Current portion of long-term borrowings		137,660	-	-	-
Accounts payable		6,360	4,936	11,338	1,598
Due to growers		404	404	216	30
Due to related parties	4	25,918	174,484	172,139	24,262
Advances from customers		46,464	114,806	84,653	11,931
Income tax payable		773	773	871	123
Lease Liability - current		119	113	113	16
Other payables and accrued expenses	6	56,913	17,945	24,322	3,427
Total current liabilities		274,611	313,461	293,652	41,387
Lease Liability - noncurrent		1,501	128	128	18
Other long-term liability		14,049	6,177	5,995	845)
Total liabilities		290,161	319,766	299,775	42,250

Shareholders’ equity (deficit):
Additional paid-in capital		572,126	573,289	573,289	80,802
Retained deficit		(657,965)	(601,566)	(600,211)	(84,596)
Treasury stock at cost (20,523 and 20,523 shares as of March 31, 2023 and 2024, respectively)		(6,133)	(6,133)	(6,133)	(864)
Accumulated other comprehensive loss		(23,099)	(22,988)	(22,884)	(3,225)
Total shareholders'deficit		(115,071)	(57,398)	(55,939)	(7,883)
Noncontrolling interest		(26,907)	(23,862)	(20,421)	(2,878)
Total equity deficit		(141,978)	(81,260)	(76,360)	(10,761)

Total liabilities and deficit		148,183	238,506	223,415	31,489

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (UNAUDITED)
(In thousands, except share data)

	Equity attributable to Origin Agritech Limited
	Common stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interests	Total Equity
	Shares*	Amount		Unrestricted
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of September 30, 2022	5,990,604	-	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)
Net loss for the year				(1,067)			6,288	5,221
Capital contribution							5,575	5,575
Exercise of share option	10,503		599					599
Issuance of common shares	320,000		19,594					19,594
Translation adjustments					(325)			(325)
Balance as of June 30, 2023	6,321,107	-	572,126	(657,965)	(23,099)	(6,133)	(26,907)	(141,978)

Balance as of September 30, 2023	6,321,107	-	573,289	(601,566)	(22,988)	(6,133)	(23,862)	(81,260)
Net loss for the year				1,355			3,931	5,286
Dividend							(490)	(490)
Translation adjustments					104			104
Balance as of June 30, 2024	6,321,107	-	573,289	(600,211)	(22,884)	(6,133)	(20,421)	(76,360)
In US$ @	7.095	-	80,802	(84,596)	(3,225)	(864)	(2,878)	(10,761)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands, except share data)

	Six Months Ended September 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating activities	(23,356)	(12,094)

Investing activities:
Proceeds from other investment	1,000
Purchase of plant and equipment	(352)	(984)
Net cash (used in) provided by investing activities	648	(984)

Financing activities:
Proceeds from exercise of stock options	226
Proceeds from issuance of common stock	19,594
Proceeds from due to related parties		726
Repayment of due to related parties	(54)	(554)
Dividends paid to minority shareholders		(490)
Net cash provided by (used in) financing activities	19,766	(318)
Net (decrease) increase in cash and cash equivalents
Cash and cash equivalents, beginning of year	17,669	23,708
Effect of exchange rate changes on cash and cash equivalents	(325)	104
Restricted cash
Cash and cash equivalents, end of the year	14,402	10,416

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands, except share data)

1.	RENTAL INCOME

The Company has been renting its headquarters building and manage the property over the years. In May 2020, the Company entered into lease agreements with BC-TID. and leased the whole building of Beijing Origin located in Changping District, Beijing 102206, China from May 1, 2020 to April 30, 2040. The Company classify the lease as an operating lease and recognize rental income on a straight-line basis. Rental income amounted toRMB-nil- and RMB5.3 million for the first half year of 2024 and 2023, respectively, which is due to the Company changed from consolidation of Beijing Origin to using equity method for investment for the fiscal year ending September 30, 2023.

2.	INCOME TAXES

Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are exempted from the income tax under the laws of the British Virgin Islands. State Harvest’s subsidiaries and State Harvest’s variable interest entity, Beijing Origin and its majority owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law stated that the income tax rate of a “high technology” company (high-tech status) is to remain at 15%.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until June 30, 2024, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The current and deferred components of income tax expense are as follows:

	June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Current income tax expense	155	39
Deferred income tax benefit	-	-

Total	155	39

3.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Six months ended
	June 30,
	2021	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Origin Agritech Limited	(1,067)	1,355

Denominator:
Average common stock outstanding - basic and Diluted	6,214,744	6,321,107

Basic and Diluted Per Share Data:
Basic and diluted loss per share attributable to Origin Agritech Limited:	(0.17)	0.21

For the six months ended June 30, 2023, the effect of the outstanding options was anti-dilutive. For the six months ended June 30, 2024, the Company did not have any potential diluted shares.

4.	RELATED PARTY BALANCES AND TRANSACTIONS (In RMB’000)

(1)	Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Agrite Co., Ltd.	Being owned by close family members of the Company’s Chairman
Fifth Division State-owned Assets Management and Operation Co., Ltd	Being the non-controlling interest of Xinjiang Origin
Shareholders	Non-controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoruixinong, Henan Aoyu, Shandong Aoruixinong

(i)            Other than typical transactions between related parties, the Company has entered into a Restructuring Agreement with three parties: Linze Fumin Industrial Investment and Development Co., Ltd. (Linze Fumin), Beijing Shihui, Linze Origin Seeds Ltd (Linze Origin) in April 2020. According to the Restructuring Agreement, Linze Origin, which is currently a wholly owned subsidiary of Beijing Shihui, would be restructured. At the result of the planned restructuring, Linze Fumin, an investment company owned by the Linze county government, and the Company would have 51% and 49%, respectively, of the ownership of Linze Origin. The restructuring would require the Company to repay the borrowing amounted to RMB27.0 million from Beijing Agriculture Finance Leasing, LLC.(“BAFL”) for Linze Origin and to offer a loan of RMB20.0 million to Linze Origin. As of June 30, 2024, the restructuring for Linze Origin is in process.

(1)	Due from related parties, net of bad debt allowance

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Linze Origin Seeds Ltd	45	45
Beijing Shihui	17,060	17,060
Shareholders (i)	5,336	3,715
Beijing Liantaide (ii)	9,046	14,476
Beijing Origin	450	450
The Company’s Chairman	5,999	5,219
The Close family of the Company’s Chairman	6	6
Total	37,942	40,971
Allowance for doubtful account	17,560	17,560
Due from related parties, net	20,382	23,411

Note (i): As of June 30, 2024, the balance of due from shareholders include seed sales amounted RMB 932, advances for business use amounted RMB 2,547 and advances for purchases raw materials amounted RMB 236.

Note (ii): As of June 30, 2024, the balance of due from shareholders is advances for purchases raw materials amounted RMB 14,476.

(2)	Due to related parties

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Xinjiang Ginbo Seeds Center	54	54
Companies controlled by the Company’s directors (i)	1,721	1,701
Shareholders (i) (ii)	15,434	15,981
Beijing Origin (iii)	148,219	148,162
The Company’s Chairman	3,657	3,873
YingDe(i)	5,399	3,458
	174,484	173,229

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells product to related parties, and related parties also provide cash to fund the Company’s operations.

Note (ii): As of June 30, 2024, the balance of due to shareholders include borrowing amounted RMB5,457, which is unsecured, interest-bearing and repayable on demand, accrued interest amounted RMB 414 and advances from shareholders of selling seed amounted RMB 10,110.

Note (iii): As of June 30, 2024, Beijing Origin, an associate, provide cash to fund the Company’s operations amounted RMB 148,162, which is unsecured, interest-free and repayable on demand.

(3)	Transactions with related parties

(a)	Sales to

	Six months ended
	June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
YingDe	6,384	2,796
Shareholders (i)	3,856	3,790
	10,240	6,586

Note(i): RMB3,856 and RMB3,790, or 5.8% and 4.1% of the Company for six months ended ended June 30, 2023 and 2024, respectively, are derived from shareholders and the sales price is market price.

(b)	Purchase from

	Six months ended
	June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
YingDe	5,492	196
Liantaide	5,844	5,430
	11,336	5,626

(c)	Borrowing

	Six months ended
	June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Shareholders (i)	2,166	726
	2,166	726

Note (i) : The borrowing interest rate is from 5.8% to 12% and repayable on demand.

(d)	Interest accrual

	Six months ended
	June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
NCI	192	64
	192	64

5.	ADVANCES TO SUPPLIERS

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Prepayments for purchasing seed	67,048	45,564
Prepayments for purchasing package	163	363
Deposits for research and development fee	107	-
Others	4,299	3,265

	71,617	49,192

6.	INVENTORIES

As of September 30, 2023 and June 30, 2024, inventories are comprised of work in progress of RMB 13 million and RMB 25.7 million, respectively. No inventories have been pledged as collateral for bank loans as of September 30, 2023 and June 30, 2024.

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Work in progress	13,039	25,697

7.	OTHER CURRENT ASSETS

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Receivable from third party(i)	9,823	10,085
Others	2,374	913

	12,197	10,998

Note (i) : As of September 30, 2023 and June 30, 2024, receivable from third party represents that third party provide cash to fund the Company’s operations.

8.	PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2023 and 2024, the Group acquired assets at a cost of RMB 352 and RMB 662 respectively.

None of assets were disposed by the Group during the six months ended 30 June 2023 and 2024.

No impairment loss was recognized for the six months ended 30 June 2023 and 2024.

9.	LONG TERM INVESTMENTS

The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) September 30, 2023 and June 30, 2024.

The Company owns 20% equity interest in Nianfeng Minfu (Beijing) Agricultural Science and Technology Development Co., Ltd. (“Nianfeng Minfu”)

The Company owns 48.27% equity interest in Beijing Origin which deconsolidated during fiscal year 2023 and changed to equity method investment.

The Company recorded an impairment on cost method investment of RMB18.7 million and RMB 18.7 million on its equity investment without readily determinable fair value As of September 30, 2023 and June 30, 2024, respectively.

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Cost method investment	18,921	18,921
Equity investment(i)	66,448	67,284
Impairment on cost method investment	(18,721)	(18,721)
	66,648	67,484

Note (i) : It represents that the cost method investment amounted RMB 37.66 million, fair value adjustment amounted RMB 28.79 million and investment income amounted RMB 0.84 million on equity method investment

10.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Payable for purchase of plant and equipment	1,000
Professional fee payable	1,580
Salaries and bonus payable	7,626	7,725
Deferred government subsidies	363	363
Others (i)	7,376	15,144
	17,945	23,232

Note (i) : As of September 30, 2023 and June 30, 2024, others mainly represents that the third party provide cash to fund the Company’s operations amounted RMB 7,376 and RMB 15,144.

11.	OTHER LONG-TERM LIABILITY

For the six months ended June 30, 2023,, the Company didn’t receive government subsidies from the local PRC government for equipment projects. The non-current portion of such government subsidies are recorded as long-term liability, which will be amortized over the estimated useful lives related to the plant and equipment and land use right. The increase in deferred government subsidies was due to reclassification from other payable account.

12.	COMMITMENTS AND CONTINGENCIES

Legal proceeding

In July, 2022, Origin Biotechnology entered into a supply agreement with Henan Yingdafeng Agricultural Development Limited (“Yingdafeng”) to supply 100,000 tonnes corn bulk commodities. Due to the impact of Covid-19 and quarantine policies in Xinjiang province, the products were not delivered as scheduled. Yingdafeng filed lawsuit and the local court in Neixiang County issued first legal judgement on August 16, 2023 that requires Origin to pay a total of RMB22 million to Yingdafeng.

After Origin appealed the decision from the local court in Neixiang County, the Intermediate People's Court of Nanyang City (a higher-level court over Neixiang County People’s Court) decided on December 14, 2023 to revoke the judgement of Neixiang Contry People’s Court. During retrail in Neixiang Contry People’s Court, the plaintiff Yingdafeng has withdrawn the lawsuit. This case is closed.

13.	SUBSEQUENT EVENTS

There are no significant subsequent events.